Mail Stop 3561

October 18, 2007

Mr. Michael C. Litt, CFO and Secretary
Golden Pond Healthcare, Inc.
18 Arrowhead Way
Darien, Connecticut 06820

> **Re:** **Golden Pond Healthcare, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed on October 9, 2007**
> **File No. 333-144718**

Dear Mr. Litt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment three of our letter dated October 1, 2007 and we reissue in part our prior comment. We note your revised disclosure on page 82 that, "Moreover, our officers and directors have informed us that to the extent that they were presented with or to identify a potential acquisition candidate that one of the other entities with which they are affiliated might have an interest in acquiring, their first priority would be to present that potential acquisition candidate to us for our consideration." Please explain whether officers and directors would first present acquisition candidates to the company before

presenting candidates to those interested companies for which officers and directors have pre-existing fiduciary obligations. In the "Conflicts of interest" subsection, please identify the two entities in which Mr. MacMahon may have a conflict in the event a potential acquisition candidate is presented.

2.   We note your response to comment six and we reissue in part our prior comment. Please revise as follows:

   •   Tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

   •   Revise the statement on page 65 that requiring physical or electronic tendering of shares "would not result in any increased cost to stockholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

Risk Factors, page 19

3.   We note your disclosure on page 20 that you "may not redeem the warrants unless the warrants comprising the units sold in this offering and the shares of common stock underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption." Show us where this statement is supported is the underlying Warrant Agreement (Exhibit 4.4) or revise to remove such statement and expand your risk factor to discuss this risk.

4.   We note your response to comment eight of our previous letter and we reissue in part our prior comment. In the last risk factor on page 32, please disclose whether existing stockholders may purchase additional shares in the open market or private transactions to influence the vote to approve a business combination. In addition, please revise the summary to briefly discuss this possibility.

5.   Please revise the risk factor "Holders of warrants will not be able to exercise their warrants…" to clarify that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Emanuel Cherney, Esq.
        Fax: (212) 836-8689